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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67543

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Focus Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 South Sixth Street, Suite 2540
(No. and Street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Beaton — **603-379-2478**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meuwissen Flygare Kadrlik & Associates PA
(Name – *if individual, state last, first, middle name*)

6400 Flying Coud Drive, Suite 100	**Eden Prairie**	**MN**	**55344**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form**

CONFIDENTIAL TREATMENT REQUESTED

[initials] 3/21

displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Monahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Focus Capital Group, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARAH ANN ZIEBARTH DINWIDDIE CAMERON
Notary Public
State of Minnesota
My Commission Expires
January 31, 2016

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOCUS CAPTIAL GROUP, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

MFK

Certified Public Accountants & Consultants
Meuwissen, Flygare, Kadrlik & Associates, P.A.

FOCUS CAPTIAL GROUP, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

Table of Contents

Certified Public Accountants & Consultants
Meuwissen, Flygare, Kadrlik & Associates, P.A.

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Focus Capital Group, Inc.
Minneapolis, Minnesota

We have audited the balance sheets of Focus Capital Group, Inc. as of December 31, 2011 and 2010, and the related statements of operations, stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Focus Capital Group, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 under the securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Meuwissen, Flygare, Kadrlik & Associates, P.A.

February 27, 2012

Ph: 952-541-1996 www.mfkcpa.com Fax: 952-541-4759
6400 Flying Cloud Drive, Suite 100
Eden Prairie, MN 55344

FOCUS CAPITAL GROUP, INC
BALANCE SHEETS
DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
Current assets		
Cash	$ 106,751	$ 102,846
Accounts receivable	-	109,880
Prepaid expenses	18,073	-
Total current assets	124,824	212,726
Furnishings and equipment, at cost	75,968	85,335
Less accumulated depreciation	(56,292)	(65,119)
	19,676	20,216
Other assets		
Security deposits	33,691	44,922
	$ 178,191	$ 277,864
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	5,609	44,139
Accrued expense	5,000	-
Amounts due employees	-	43,448
Payroll tax withheld and payable	-	40,735
Total current liabilities	10,609	128,322
Deferred rent	5,122	16,078
Stockholders' equity		
Common stock, $0.01 par value; 1,000,000 shares authorized; 100,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	599,920	567,211
Accumulated deficit	(438,460)	(434,747)
	162,460	133,464
	$ 178,191	$ 277,864

See notes to financial statements.

FOCUS CAPITAL, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Revenues		
Underwriting revenue	$ 1,933,450	$ 3,908,530
Other revenue	31,425	12,382
Total revenues	1,964,875	3,920,912
Expenses		
Employee compensation and benefits	1,252,113	951,182
Regulatory fees and expenses	40,954	33,382
Other expenses	675,521	2,910,332
Total expenses	1,968,588	3,894,896
Net income (loss)	$ (3,713)	$ 26,016

See notes to financial statements.

FOCUS CAPITAL, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2011 AND 2010

	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Balance at December 31, 2009	$ 1,000	$ 476,803	$ (460,763)
Capital contributed	-	90,408	
Net income			26,016
Balance at December 31, 2010	1,000	567,211	(434,747)
Capital contributed	-	32,709	
Net loss			(3,713)
Balance at December 31, 2011	$ 1,000	$ 599,920	$ (438,460)

See notes to financial statements.

FOCUS CAPITAL GROUP, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2011 AND 2010
Increase (decrease) in cash

	2011	2010
Operating activities		
Net income (loss)	$ (3,713)	$ 26,016
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Depreciation and amortization	4,135	9,558
Deferred rent	(10,956)	16,078
Changes in operating assets and liabilities:		
Accounts receivable	109,880	(109,880)
Prepaid expenses	(18,073)	-
Accounts payable and other current liabilities	(117,713)	121,920
Net cash from operating activities	(36,440)	63,692
Investing activities		
Change in deposits	11,231	(44,922)
Purchase of property and equipment	(3,595)	(21,157)
Net cash from investing activities	7,636	(66,079)
Financing activities		
Capital contributions	32,709	90,408
Change in cash	3,905	88,021
Cash at beginning of year	102,846	14,825
Cash at end of year	$ 106,751	$ 102,846

See notes to financial statements.

1. *Nature of Business and Significant Accounting Policies*

Nature of Business

Focus Capital Group, Inc. (the Company) operates as a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company provides services as a broker in mergers and acquisitions and represents issuers through solicitation and sales of equity in private placements of capital stock.

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

Allowance for Accounts Receivable

The company utilizes the reserve method of accounting for doubtful account. However, at December 31, 2011 and 2010, all accounts receivable were considered fully collectible. Therefore, no allowance for doubtful accounts has been provided for within this report.

Depreciation

Depreciation of furnishings and equipment is computed using accelerated methods over useful lives of 5 to 7 years.

Income Taxes

The Company, with the consent of its shareholders, has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal corporate income taxes on its taxable income. Instead, the shareholder is liable for income taxes on the Company's taxable income.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

1. *Nature of Business and Significant Accounting Policies (Continued)*

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade accounts receivables. The Company maintains its cash in bank deposit accounts, which, at times may exceed federally insured limits. Concentrations of credit risk with respect to trade accounts receivables are limited due to the nature of customers comprising the Company's customer base. Management believes the Company is not exposed to any significant credit risk related to cash or trade accounts receivables.

2. *Related Party Transactions and Common Control*

The Company is leasing office space and sharing overhead expenses with another company under common ownership.

3. *Lease Commitments*

The Company shares office space in Minneapolis, Minnesota with a related Company. Rent expense was $20,784 in 2011 and $11,500 in 2010. Rent is on a month to month basis.

Beginning in 2010, the Company leased space in New York, New York under a twenty four month lease that terminates in May, 2012. Terms of the lease agreement do not require the company to pay rent to the landlord for the months of June 2010 through July 2010. Rent expense is therefore being recognized evenly over the life of the lease as if all payments were consistent. Rent expense for this facility in 2011 was $87,053 and $69,525 in 2010.

4. *Net Capital Requirements*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $91,020 which was $86,020 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 0.17 to 1.

5. *Regulation*

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the NASD, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

6. *Customer Protection Rule*

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k) (2) (i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. *Subsequent Events*

Subsequent events were evaluated through February 27, 2012, the date the financial statements were available to be issued.

Supplementary Information

FOCUS CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2011

Net Capital		
Total stockholders' equity	$	162,460
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital	$	162,460
Additions: none		
Deductions:		
Non-allowable assets	$	71,440
Total deductions	$	71,440
Net capital before haircuts on securities positions	$	91,020
Haircuts on securities		-
Net capital	$	91,020
Aggregate Indebtedness		
Items included in statement of financial condition		
Accrued expenses and other payables	$	15,731
Total aggregate indebtedness	$	15,731
Computation of Basic Net Capital Requirements		
Minimum net capital required (6-2/3% of aggregate indebtedness) (A)	$	1,049
Minimum dollar net capital requirement for reporting broker or dealer (B)	$	5,000
Net capital requirement (greater of (A) or (B))	$	5,000
Excess net capital	$	86,020
Excess net capital at 1000%	$	85,020
Ratio: Aggregate indebtedness to net capital (percentage)		0.17 to 1
Reconciliation with Company's Computation		
(Included in Part II A of Form X-17A-5 as of December 31, 2011)		
Net capital as reported in Company's Part II A (unaudited) Focus report	$	91,020
Year end adjustments		-
Net capital per above	$	91,020

Certified Public Accountants & Consultants
Meuwissen, Flygare, Kadrlik & Associates, P.A.

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule15c3-3

To the Stockholders' of Focus Capital Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Focus Capital Group, Inc. (the Company) for the years ended December 31, 2011 and 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under the rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Reconciliation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ph: 952-541-1996 www.mfkcpa.com Fax: 952-541-4759
6400 Flying Cloud Drive, Suite 100
Eden Prairie, MN 55344

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subjected to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 and 2010, to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Focus Capital Group, Inc. to achieve all the divisions of duties and crosschecks generally included in an internal control environment and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of Management, the Securities and Exchange Commission, the Pacific Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Meuwissen, Flygare, Kadrlik & Associates, P.A.

February 27, 2012